Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
BROADCOM INC.

(Pursuant to Section 242 of the General Corporation Law of the State of Delaware)

The name of the corporation is Broadcom Inc. (the “Corporation”). The Corporation, duly organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

1. That the Board of Directors of the Corporation duly adopted resolutions setting forth an Amendment to the Amended and Restated Certificate of Incorporation declaring Section 1 of the Article thereof numbered “IV” be amended and restated so that said Section 1 of Article IV shall read in its entirety as follows:

Section 1.          Authorized Shares.  The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.”  The total number of shares of capital stock which the Corporation shall have authority to issue is twenty-nine billion, one hundred million (29,100,000,000).  The total number of shares of Common Stock that the Corporation is authorized to issue is twenty-nine billion (29,000,000,000), having a par value of $0.001 per share, and the total number of shares of Preferred Stock that the corporation is authorized to issue is one hundred million (100,000,000), having a par value of $0.001 per share. At the Effective Time, each share of Common Stock issued and outstanding, and each share of Common Stock held by the Corporation as treasury stock, in each case as of immediately prior to the Effective Time, shall automatically, without further action on the part of the Corporation or any holder thereof, be subdivided and reclassified into ten (10) validly issued, fully paid and nonassessable shares of Common Stock, reflecting a ten (10) to one (1) stock split (the “Forward Stock Split”).  Following the Effective Time, each certificate representing shares of Common Stock issued and outstanding immediately prior to the Effective Time shall be deemed to represent the number of shares of Common Stock into which the shares represented thereby have been subdivided and reclassified pursuant to the Forward Stock Split, until such certificate is surrendered to the Corporation for cancellation or exchange.

2. That the foregoing amendment to the Amended and Restated Certificate of Incorporation was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

3. This Certificate of Amendment to the Amended and Restated Certificate of Incorporation shall become effective at 4:30 p.m. Eastern Time on July 12, 2024 (the “Effective Time”).

IN WITNESS WHEREOF, this Certificate of Amendment to the Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this Corporation on this twelfth day of July, 2024.

BROADCOM INC.

By:	/s/ Kirsten Spears
Name:	Kirsten Spears
Title:	Chief Financial Officer

[Signature Page to Certificate of Amendment]